September 29, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Comstock Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Definitive Proxy
Filed April 20, 2009
File No.:  1-03262

Ladies and Gentlemen:

We hereby supplement the responses contained in our letter to you dated August 11, 2009 as set forth below.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,

/s/ ROLAND O. BURNS

Roland O. Burns
Senior Vice President
and Chief Financial Officer